02026115

ARS
P.E. 12/31/01



# Pacific Financial Corporation

# 2001 ANNUAL REPORT

## *IN MEMORY*

*WILLIAM TRACY MOORE JR.*
*February 22, 1920 - February 5, 2002*

*Founding Director*
*Bank of the Pacific*
*1971 - 2000*

Dear Shareholder:

Several changes occurred within our company during 2001. The most notable was the retirement of CEO, Bob Worrell, after 19 years of exemplary service. It was Bob's leadership that helped transform our Bank into a dominant financial services provider along the west coast of Washington. He continues as a valued director of our company, which has been a welcomed benefit to me as President. Other notable highlights included the addition of two new directors, Susan Freese, co-owner of Peninsula Pharmacies, and Randy Rognlin, co-owner of Rognlin, Inc. They became the youngest members of our board and serve to ensure an orderly transition of the Board, as members approach retirement age over the next two to three years.

Although rapidly declining interest rates squeezed margins, we began to realize some of the financial benefits associated with bringing the two Banks together. Net overhead, after adjusting for one time merger related expenses for 2000 and 2001, declined by nearly $365,000 last year, and we see additional opportunities for more efficiency in 2002. Earnings for 2001 resulted in a Return on Average Assets of 1.55% and a Return on Beginning Equity of 16.8%, placing us among the top performing banks in the nation.

We increased the cash dividend by 4 cents per share and accomplished the name change, including new signage at all ten locations during the fourth quarter of 2001. Our newest product delivery channel, Internet Banking, was also introduced during the fourth quarter.

While net loan losses declined last year, we were not insulated from the weak economic environment that pushed us into the first recession in almost ten years. During the past two years, loan losses have been higher than our traditional levels. By banking industry standards, however, we perform at a superior level. We believe our sound underwriting practices minimized losses this past year and will serve to protect us in the years ahead.

As we look to the future, we see an economy that provides us with both challenges and opportunities. Fortunately, signs of improvement are already evident. We have knowledgeable managers and lenders who have experienced troubled economic times before. Because of our very strong capital position, coupled with diversified earnings and a quality staff, we are well positioned to successfully grow our Bank during the present decade.

I want to thank all the shareholders who have supported the merger of the two strong Banks. It went well because of great employees and the support of shareholders and customers. And to that end, it is our commitment to reward that allegiance with outstanding financial performance over the coming years.

Sincerely,

Dennis Long
CEO & President

# Contents

**Independent Auditor's Report** ........ 6

**Consolidated Financial Statements**

Consolidated Balance Sheets ........ 7

Consolidated Statements of Income ........ 8

Consolidated Statements of Shareholders' Equity ........ 9

Consolidated Statements of Cash Flows ........ 10-11

Notes to Consolidated Financial Statements ........ 12-32

**Supplementary Information**

Management's Discussion and Analysis of
Financial Condition and Results of Operations ........ 33-48

Selected Financial Data ........ 49

General Corporate and Stockholder's Information ........ 50

Directors and Officers ........ 51

Board of Directors
Pacific Financial Corporation
Aberdeen, Washington

We have audited the accompanying consolidated balance sheet of Pacific Financial Corporation and Subsidiary as of December 31, 2001, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Pacific Financial Corporation and Subsidiary as of and for the years ended December 31, 2000 and 1999 were audited by Knight Vale & Gregory PLLC, independent accountants, whose members became partners of McGladrey & Pullen, LLP on September 1, 2001. Knight Vale & Gregory PLLC's report, dated January 26, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pacific Financial Corporation and Subsidiary as of December 31, 2001, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Tacoma, Washington
January 31, 2002

# Consolidated Balance Sheets

Pacific Financial Corporation and Subsidiary
December 31, 2001 and 2000
(Dollars in Thousands)

| | 2001 | 2000 |
|---|---|---|
| **Assets** | | |
| Cash and due from banks | $ 10,231 | $ 8,619 |
| Interest bearing deposits at other financial institutions | 1,468 | 480 |
| Federal funds sold | 3,505 | 570 |
| Securities available for sale | 31,673 | 53,696 |
| Securities held to maturity (market value $4,942 and $1,376) | 4,945 | 1,376 |
| Federal Home Loan Bank stock, at cost | 3,813 | 3,562 |
| Loans | 176,604 | 177,168 |
| Allowance for credit losses | 2,109 | 2,026 |
| **Loans - net** | **174,495** | **175,142** |
| Premises and equipment | 4,014 | 4,122 |
| Foreclosed real estate | 1,040 | - - |
| Accrued interest receivable | 1,405 | 2,302 |
| Cash surrender value of life insurance | 5,579 | 2,435 |
| Other assets | 1,449 | 1,009 |
| **Total assets** | $ 243,617 | $ 253,313 |
| **Liabilities and Shareholders' Equity** | | |
| **Liabilities** | | |
| Deposits: | | |
| Demand | $ 38,437 | $ 32,510 |
| Savings and interest-bearing demand | 104,728 | 100,143 |
| Time | 71,479 | 80,858 |
| **Total deposits** | **214,644** | **213,511** |
| Accrued interest payable | 441 | 779 |
| Short-term borrowings | - - | 11,358 |
| Other liabilities | 5,018 | 4,922 |
| **Total liabilities** | 220,103 | 230,570 |
| **Commitments and Contingencies** | - - | - - |
| **Shareholders' Equity** | | |
| Common stock (par value $1); authorized: 25,000,000 shares; issued and outstanding: 2001 – 2,491,629 shares; 2000 - 2,503,130 shares | 2,492 | 2,503 |
| Additional paid-in capital | 9,524 | 9,859 |
| Retained earnings | 11,090 | 10,572 |
| Accumulated other comprehensive income (loss) | 408 | (191) |
| **Total shareholders' equity** | 23,514 | 22,743 |
| **Total liabilities and shareholders' equity** | $ 243,617 | $ 253,313 |

*See notes to consolidated financial statements.*

# Consolidated Statements of Income

Pacific Financial Corporation and Subsidiary
Years Ended December 31, 2001, 2000 and 1999
(Dollars in Thousands, Except Per Share Amounts)

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Interest Income** | | | |
| Loans | $ 14,994 | $ 16,425 | $ 14,062 |
| Federal funds sold and deposits in banks | 410 | 148 | 570 |
| Securities available for sale: | | | |
| Taxable | 1,638 | 2,812 | 2,767 |
| Tax exempt | 545 | 567 | 675 |
| Securities held to maturity - tax exempt | 264 | 98 | 108 |
| Federal Home Loan Bank stock dividends | 251 | 222 | 172 |
| **Total interest income** | **18,102** | **20,272** | **18,354** |
| **Interest Expense** | | | |
| Deposits | 6,340 | 8,020 | 6,712 |
| Short-term borrowings | 190 | 577 | 212 |
| **Total interest expense** | **6,530** | **8,597** | **6,924** |
| **Net interest income** | **11,572** | **11,675** | **11,430** |
| **Provision for Credit Losses** | 580 | 635 | 60 |
| **Net interest income after provision for credit losses** | **10,992** | **11,040** | **11,370** |
| **Non-Interest Income** | | | |
| Service charges on deposit accounts | 828 | 677 | 745 |
| Mortgage broker fees | 32 | 9 | 36 |
| Net gain on sales of securities available for sale | - - | - - | 9 |
| Other operating income | 669 | 531 | 465 |
| **Total non-interest income** | **1,529** | **1,217** | **1,255** |
| **Non-Interest Expense** | | | |
| Salaries and employee benefits | 4,058 | 4,135 | 3,871 |
| Occupancy | 409 | 388 | 367 |
| Equipment | 554 | 751 | 646 |
| State taxes | 227 | 228 | 235 |
| Data processing | 214 | 229 | 97 |
| Other | 1,731 | 1,799 | 1,795 |
| **Total non-interest expense** | **7,193** | **7,530** | **7,011** |
| **Income before income taxes** | **5,328** | **4,727** | **5,614** |
| **Income Taxes** | 1,521 | 1,424 | 1,692 |
| **Net income** | **$ 3,807** | **$ 3,303** | **$ 3,922** |
| **Earnings Per Share** | | | |
| Basic | $1.53 | $1.33 | $1.60 |
| Diluted | 1.52 | 1.31 | 1.59 |

*See notes to consolidated financial statements.*

# Consolidated Statements of Shareholders' Equity

Pacific Financial Corporation and Subsidiary
Years Ended December 31, 2001, 2000 and 1999
(Dollars in Thousands)

| | Shares of Common Stock | Common Stock | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|---|
| **Balance at December 31, 1998** | 488,969 | $ 489 | $10,972 | $ 9,656 | $ 368 | $21,485 |
| Comprehensive income: | | | | | | |
| Net income | -- | -- | -- | 3,922 | -- | 3,922 |
| Other comprehensive loss, net of tax: | | | | | | |
| Change in fair value of securities available for sale | -- | -- | -- | -- | (1,320) | (1,320) |
| **Comprehensive income** | | | | | | 2,602 |
| Stock options exercised | 8,000 | 8 | 472 | -- | -- | 480 |
| Repurchase of common stock fractional shares | (199) | -- | (24) | -- | -- | (24) |
| Dividends on common stock ($1.25 per share) | -- | -- | -- | (3,105) | -- | (3,105) |
| **Balance at December 31, 1999** | 496,770 | 497 | 11,420 | 10,473 | (952) | 21,438 |
| Comprehensive income: | | | | | | |
| Net income | -- | -- | -- | 3,303 | -- | 3,303 |
| Other comprehensive income, net of tax: | | | | | | |
| Change in fair value of securities available for sale | -- | -- | -- | -- | 761 | 761 |
| **Comprehensive income** | | | | | | 4,064 |
| 5-for-1 stock split | 1,987,110 | 1,987 | (1,987) | -- | -- | -- |
| Stock options exercised | 2,750 | 3 | 30 | -- | -- | 33 |
| Stock purchase of branch site | 16,500 | 16 | 396 | -- | -- | 412 |
| Dividends on common stock ($1.28 per share) | -- | -- | -- | (3,204) | -- | (3,204) |
| **Balance at December 31, 2000** | 2,503,130 | 2,503 | 9,859 | 10,572 | (191) | 22,743 |
| Comprehensive income: | | | | | | |
| Net income | -- | -- | -- | 3,807 | -- | 3,807 |
| Other comprehensive income, net of tax: | | | | | | |
| Change in fair value of securities available for sale | -- | -- | -- | -- | 599 | 599 |
| **Comprehensive income** | | | | | | 4,406 |
| Stock options exercised | 12,750 | 13 | 150 | -- | -- | 163 |
| Repurchase of common stock | (24,281) | (24) | (486) | -- | -- | (510) |
| Issuance of common stock | 30 | -- | 1 | -- | -- | 1 |
| Dividends on common stock ($1.32 per share) | -- | -- | -- | (3,289) | -- | (3,289) |
| **Balance at December 31, 2001** | 2,491,629 | $2,492 | $ 9,524 | $11,090 | $ 408 | $23,514 |

*See notes to consolidated financial statements.*

Pacific Financial Corporation and Subsidiary
Years Ended December 31, 2001, 2000 and 1999
(Dollars in Thousands)

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Cash Flows from Operating Activities** | | | |
| Net income | $ 3,807 | $ 3,303 | $ 3,922 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 423 | 568 | 496 |
| Provision for credit losses | 580 | 635 | 60 |
| Deferred income tax (benefit) | 225 | (81) | (34) |
| Stock dividends received | (251) | (222) | (172) |
| Gain on sales of securities available for sale | - - | - - | (9) |
| Gain (loss) on sales of foreclosed real estate | - - | (32) | 2 |
| (Increase) decrease in interest receivable | 897 | (298) | (140) |
| Increase (decrease) in interest payable | (338) | 230 | 66 |
| Write down of foreclosed real estate | 18 | - - | - - |
| Other - net | (915) | 485 | (229) |
| **Net cash provided by operating activities** | 4,446 | 4,588 | 3,962 |
| **Cash Flows from Investing Activities** | | | |
| Net (increase) decrease in interest bearing deposits in banks | (988) | 1,264 | 4,645 |
| Net increase in federal funds sold | (2,935) | (570) | 12,595 |
| Activity in securities available for sale: | | | |
| Sales | 10,694 | - - | 1,478 |
| Maturities, prepayments and calls | 36,987 | 12,062 | 27,560 |
| Purchases | (24,828) | (2,423) | (43,322) |
| Activity in securities held to maturity: | | | |
| Maturities | 190 | 239 | 210 |
| Purchases | (1,123) | - - | (100) |
| Proceeds from sales of loans | 1,407 | 1,293 | 468 |
| Increase in loans made to customers, net of principal collections | (5,165) | (26,133) | (5,921) |
| Purchases of premises and equipment | (509) | (764) | (310) |
| Proceeds from sales of premises and equipment | 50 | - - | - - |
| Proceeds from sales of foreclosed real estate | 161 | - - | 26 |
| Purchase of bank owned life insurance | (3,000) | - - | - - |
| **Net cash provided by (used in) investing activities** | 10,941 | (15,032) | (2,671) |
| **Cash Flows from Financing Activities** | | | |
| Net increase (decrease) in deposits | 1,133 | 7,372 | (4,511) |
| Net increase (decrease) in short-term borrowings | (11,358) | 1,683 | 9,589 |
| Proceeds from issuance of long-term debt | 3,000 | - - | - - |
| Repayments of long-term debt | (3,000) | - - | - - |
| Common stock issued | 164 | 33 | 480 |
| Cash dividends paid | (3,204) | (3,105) | (2,379) |
| Repurchase of common stock and fractional shares | (510) | - - | (24) |
| **Net cash provided by (used in) financing activities** | (13,775) | 5,983 | 3,155 |
| **Net change in cash and due from banks** | 1,612 | (4,461) | 4,446 |
| **Cash and Due from Banks** | | | |
| Beginning of year | 8,619 | 13,080 | 8,634 |
| **End of year** | $ 10,231 | $ 8,619 | $ 13,080 |

*(continued)*
*See notes to consolidated financial statements.*

# Consolidated Statements of Cash Flows

Pacific Financial Corporation and Subsidiary
Years Ended December 31, 2001, 2000 and 1999
(Dollars in Thousands)

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Supplemental Disclosures of Cash Flow Information** | | | |
| Interest paid | $ 6,868 | $ 8,367 | $ 6,858 |
| Income taxes paid | 1,375 | 1,247 | 1,750 |
| **Supplemental Disclosures of Non-Cash Investing Activities** | | | |
| Fair value adjustment of securities available for sale, net of tax | $ 599 | $ 761 | $ (1,320) |
| Transfer of loans to foreclosed real estate | 1,733 | 26 | 74 |
| Stock purchase of branch site | - - | 412 | - - |
| Financed sales of foreclosed real estate | 514 | 235 | - - |
| Reclassification of loan receivable to securities available for sale | 2,636 | - - | - - |

*(concluded)*
*See notes to consolidated financial statements.*

Pacific Financial Corporation and Subsidiary
December 31, 2001 and 2000

**Note 1 - Summary of Significant Accounting Policies**

**Principles of Consolidation**

The consolidated financial statements include the accounts of Pacific Financial Corporation (the Company) and its wholly owned subsidiary, The Bank of the Pacific (the Bank). All significant intercompany transactions and balances have been eliminated.

**Nature of Operations**

The Company is a holding company which operates primarily through its subsidiary bank. The Bank operates ten branches located in Grays Harbor, Pacific and Wahkiakum Counties in western Washington. The Bank provides loan and deposit services to customers, who are predominately small- and middle-market businesses and middle-income individuals in western Washington.

**Consolidated Financial Statement Presentation**

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and practices within the banking industry. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, as of the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses and the valuation of foreclosed real estate and deferred tax assets.

Certain prior year amounts have been reclassified to conform to the 2001 presentation. All dollar amounts, except per share information, are stated in thousands.

**Securities Available for Sale**

Securities available for sale consist of debt securities, marketable equity securities and mutual funds that the Bank intends to hold for an indefinite period, but not necessarily to maturity. Such securities may be sold to implement the Bank's asset/liability management strategies and in response to changes in interest rates and similar factors, and certain equity securities. Securities available for sale are reported at fair value. Unrealized gains and losses, net of the related deferred tax effect, are reported as a net amount in a separate component of shareholders' equity entitled "accumulated other comprehensive income (loss)." Realized gains and losses on securities available for sale, determined using the specific identification method, are included in earnings. Amortization of premiums and accretion of discounts are recognized in interest income over the period to maturity.

*(continued)*

**Note 1 - Summary of Significant Accounting Policies** *(continued)*

**Securities Held to Maturity**

Debt securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts, which are recognized in interest income over the period to maturity.

Declines in the fair value of individual securities held to maturity and available for sale below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Such write-downs are included in earnings as realized losses.

**Loans**

Loans are stated at the amount of unpaid principal, reduced by an allowance for credit losses. Interest on loans is accrued daily based on the principal amount outstanding.

Generally the accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due or when they are past due 90 days as to either principal or interest, unless they are well secured and in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed against current income. If management determines that the ultimate collectibility of principal is in doubt, cash receipts on non-accrual loans are applied to reduce the principal balance. The interest on these loans is accounted for on the cash-basis method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

**Allowance for Credit Losses**

The allowance for credit losses is maintained at a level considered adequate to provide for estimated losses on existing loans based on evaluating known and inherent risks in the loan portfolio. The allowance is reduced by loans charged off, and increased by provisions charged to earnings and recoveries on loans previously charged off. The allowance is based on management's periodic, systematic evaluation of factors underlying the quality of the loan portfolio, including changes in the size and composition of the loan portfolio, the estimated value of any underlying collateral, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. While management uses the best information available to make its estimates, future adjustments to the allowance may be necessary if there is a significant change in economic conditions.

When available information confirms that specific loans or portions thereof are uncollectible, these amounts are charged off against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; the Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the loan collateral is significantly below the current loan balance, and there is little or no near-term prospect for improvement.

*(continued)*

**Note 1 - Summary of Significant Accounting Policies** *(continued)*

**Allowance for Credit Losses** *(concluded)*

When management determines that it is probable that a borrower will be unable to repay all amounts due according to the terms of the loan agreement, including scheduled interest payments, the loan is considered impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed. The amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, when the primary source of repayment is provided by real estate collateral, at the fair value of the collateral less estimated selling costs.

The ultimate recovery of all loans is susceptible to future market factors beyond the Bank's control. These factors may result in losses or recoveries differing significantly from those provided for in the financial statements.

**Premises and Equipment**

Premises and equipment are stated at cost less accumulated depreciation, which is computed on a straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is less. Gains or losses on dispositions are reflected in earnings.

**Foreclosed Real Estate**

Real estate properties acquired through, or in lieu of, foreclosure are to be sold and are initially recorded at the lower of cost or fair value of the properties less estimated costs of disposal. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for credit losses. Properties are evaluated regularly to ensure that the recorded amounts are supported by their current fair values, and that valuation allowances to reduce the carrying amounts to fair value less estimated costs to dispose are recorded as necessary. Any subsequent reductions in carrying values are charged to income.

**Transfers of Financial Assets**

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

*(continued)*

**Note 1 - Summary of Significant Accounting Policies** *(continued)*

**Income Taxes**

Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of assets and liabilities, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. The deferred tax provision represents the difference between the net deferred tax asset/liability at the beginning and end of the year. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Bank provides for income taxes separately and remits to the Company amounts currently due.

**Stock-Based Compensation**

The Company accounts for stock-based awards to employees using the intrinsic value method, in accordance with APB No. 25, *Accounting for Stock Issued to Employees.* Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements. However, the required pro forma disclosures of the effects of all options granted on or after January 1, 1995 have been provided in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation.*

**Fair Values of Financial Instruments**

The following methods and assumptions were used by the Company in estimating the fair values of financial instruments disclosed in these financial statements:

**Cash and Short-Term Instruments**
The carrying amounts of cash and short-term instruments approximate their fair value.

**Securities Available for Sale and Held to Maturity**
Fair values for securities are based on quoted market prices.

**Federal Home Loan Bank Stock**
The carrying value of Federal Home Loan Bank stock approximates its fair value.

**Loans**
For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of loans held for sale are based on their estimated market prices. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

**Deposits**
The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable rate, fixed term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation based on interest rates currently being offered on similar certificates.

*(continued)*

**Note 1 - Summary of Significant Accounting Policies** *(continued)*

**Fair Values of Financial Instruments** *(concluded)*

**Short-Term Borrowings**
The carrying amounts of federal funds purchased and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

**Accrued Interest**
The carrying amounts of accrued interest approximate their fair values.

**Off-balance Sheet Instruments**
The fair value of commitments to extend credit and standby letters of credit was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customers.

**Cash and Cash Equivalents**

The Company considers all amounts included in the balance sheets caption "Cash and due from banks" to be cash equivalents.

The Company maintains balances in depository institution accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

**Earnings Per Share**

Basic earnings per share exclude dilution and are computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under the Company's stock option plans.

**Recent Accounting Pronouncements**

In June 2001, the Financial Accounting Standards Board adopted Financial Accounting Standards Nos. 141, *Business Combinations*, and 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that all business combinations entered into after June 30, 2001 be accounted for under the purchase method. SFAS No. 142 addresses how goodwill and other intangible assets should be accounted for after they have been initially recorded in the financial statements. Goodwill arising from business combinations prior to the effective date of this standard will no longer be amortized, starting in 2002, but will be subject to annual tests for impairment. Other identifiable intangible assets, and certain unidentifiable intangible assets arising from certain acquisitions, will continue to be amortized using the same lives and methods. In June 2001, the FASB also issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for all fiscal years beginning after June 15, 2002. In August 2001 the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement is effective for fiscal years beginning after December 15, 2001. The Company does not anticipate that the adoption of SFAS Nos. 141, 142, 143, and 144 will have a material effect on its financial position or results of operations.

Pacific Financial Corporation and Subsidiary
December 31, 2001 and 2000

**Note 2 - Restricted Assets**

Federal Reserve Board regulations require that the Bank maintains certain minimum reserve balances in cash and on deposit with the Federal Reserve Bank. The average amounts of such balances for the years ended December 31, 2001 and 2000 were approximately $2,878 and $2,575, respectively.

**Note 3 - Securities**

Investment securities have been classified according to management's intent. The carrying amounts of securities and their approximate fair value are as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| **Securities Available for Sale** | | | | |
| **December 31, 2001** | | | | |
| U.S. Treasury and Government agency securities | $ 3,517 | $ 134 | $ -- | $ 3,651 |
| Obligations of states and political subdivisions | 11,359 | 355 | 1 | 11,713 |
| Mortgage-backed securities | 3,255 | 22 | 56 | 3,221 |
| Corporate bonds | 8,859 | 170 | 14 | 9,015 |
| Mutual funds | 4,065 | 8 | -- | 4,073 |
| | $ 31,055 | $ 689 | $ 71 | $ 31,673 |
| **December 31, 2000** | | | | |
| U.S. Treasury and Government agency securities | $ 28,324 | $ 18 | $ 229 | $ 28,113 |
| Obligations of states and political subdivisions | 12,110 | 122 | 54 | 12,178 |
| Corporate bonds | 13,552 | 18 | 165 | 13,405 |
| | $ 53,986 | $ 158 | $ 448 | $ 53,696 |
| **Securities Held to Maturity** | | | | |
| **December 31, 2001** | | | | |
| State and municipal securities | $ 4,945 | $ -- | $ 3 | $ 4,942 |
| **December 31, 2000** | | | | |
| State and municipal securities | $ 1,376 | $ -- | $ -- | $ 1,376 |

*(continued)*

Note 3 - **Securities** *(concluded)*

The contractual maturities of investment securities held to maturity and available for sale at December 31, 2001 are as follows:

| | Held to Maturity | | Available for Sale | |
|---|---|---|---|---|
| | **Amortized Cost** | **Fair Value** | **Amortized Cost** | **Fair Value** |
| Due in one year or less | $ 15 | $ 15 | $ 4,829 | $ 4,919 |
| Due from one year to five years | 613 | 610 | 13,357 | 13,745 |
| Due from five to ten years | 595 | 595 | 2,897 | 2,973 |
| Due after ten years | 3,722 | 3,722 | 1,135 | 1,147 |
| Mortgage-backed securities | - - | - - | 4,772 | 4,816 |
| Mutual funds | - - | - - | 4,065 | 4,073 |
| Total | $ 4,945 | $ 4,942 | $ 31,055 | $ 31,673 |

Gross gains realized on sales of securities was $9 in 1999. There were no security sales in 2001 and 2000.

Securities carried at approximately $11,618 at December 31, 2001 and $11,401 at December 31, 2000 were pledged to secure public deposits and for other purposes required or permitted by law.

Note 4 - **Loans**

Loans at December 31 consist of the following:

| | 2001 | 2000 |
|---|---|---|
| Commercial and agricultural | $ 72,427 | $ 68,827 |
| Real estate: | | |
| Construction | 6,554 | 6,118 |
| Residential 1-4 family | 31,089 | 31,611 |
| Multi-family | 2,040 | 3,495 |
| Commercial | 54,894 | 59,236 |
| Farmland | 3,691 | 1,992 |
| Consumer | 5,909 | 5,889 |
| | $176,604 | $ 177,168 |

*(continued)*

Pacific Financial Corporation and Subsidiary
December 31, 2001 and 2000

**Note 4 - Loans** *(concluded)*

Changes in the allowance for credit losses for the years ended December 31 are as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Balance at beginning of year | $ 2,026 | $ 1,930 | $ 1,864 |
| Provision for credit losses | 580 | 635 | 60 |
| Charge-offs | (564) | (568) | (134) |
| Recoveries | 67 | 29 | 140 |
| **Net (charge-offs) recoveries** | (497) | (539) | 6 |
| **Balance at end of year** | **$ 2,109** | **$ 2,026** | **$ 1,930** |

Following is a summary of information pertaining to impaired loans:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **December 31** | | | |
| Impaired loans without a valuation allowance | $ 482 | $ 2,014 | $ 175 |
| Impaired loans with a valuation allowance | 1,180 | 1,114 | - - |
| **Total impaired loans** | **$ 1,662** | **$ 3,128** | **$ 175** |
| **Valuation allowance related to impaired loans** | **$ 143** | **$ 412** | **$ - -** |
| **Years Ended December 31** | | | |
| Average investment in impaired loans | $ 1,262 | $ 3,425 | $ 59 |
| Interest income recognized on a cash basis on impaired loans | 2 | 31 | 11 |

At December 31, 2001, there were no commitments to lend additional funds to borrowers whose loans have been modified. Loans 90 days and over past due and still accruing interest totaled $79 and $292 at December 31, 2001 and 2000, respectively.

Certain related parties of the Company, principally directors and their associates, were loan customers of the Bank in the ordinary course of business during 2001 and 2000. Total loans outstanding at December 31, 2001 and 2000 to key officers and directors were $2,390 and $2,751, respectively. During 2001, new loans of $1,668 were made, and repayments totaled $2,029.

Pacific Financial Corporation and Subsidiary
December 31, 2001 and 2000

**Note 5 - Premises and Equipment**

The components of premises and equipment at December 31 are as follows:

| | 2001 | 2000 |
|---|---|---|
| Land | $ 1,125 | $ 1,125 |
| Premises | 3,884 | 3,733 |
| Equipment, furniture and fixtures | 4,026 | 4,297 |
| | 9,035 | 9,155 |
| Less accumulated depreciation and amortization | 5,021 | 5,033 |
| **Total premises and equipment** | **$ 4,014** | **$ 4,122** |

The Company purchased the property at its Montesano Branch in 2000 for 16,500 shares of the Company's stock.

**Note 6 - Deposits**

The composition of deposits at December 31 is as follows:

| | 2001 | 2000 |
|---|---|---|
| Demand deposits, non-interest bearing | $ 38,437 | $ 32,510 |
| NOW and money market accounts | 50,799 | 46,047 |
| Savings deposits | 53,929 | 54,112 |
| Time certificates, $100,000 or more | 26,453 | 30,645 |
| Other time certificates | 45,026 | 50,197 |
| **Total** | **$214,644** | **$213,511** |

Scheduled maturities of certificates of deposit are as follows for future years ending December 31:

| | |
|---|---|
| 2002 | $ 58,402 |
| 2003 | 11,219 |
| 2004 | 1,325 |
| 2005 | 230 |
| 2006 | 303 |
| | $ 71,479 |

Pacific Financial Corporation and Subsidiary
December 31, 2001 and 2000

### Note 7 - Short-Term Borrowings

Short-term borrowings generally mature within one to four days from the transaction date. Information concerning short-term borrowings is summarized as follows for the years ended December 31:

| | 2001 | 2000 |
|---|---|---|
| Average balance during the year | $ 963 | $ 9,036 |
| Average interest rate during the year | 5.68% | 6.39% |
| Maximum month-end balance during the year | $ 7,580 | $ 11,358 |
| Balance outstanding at year-end | $ - - | $ 11,358 |
| Average interest rate at year-end | - -% | 6.39% |

### Note 8 - Income Taxes

Income taxes are comprised of the following for the years ended December 31:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Current | $ 1,296 | $ 1,505 | $ 1,726 |
| Deferred (benefit) | 225 | (81) | (34) |
| **Total income taxes** | **$ 1,521** | **$ 1,424** | **$ 1,692** |

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 are:

| | 2001 | 2000 |
|---|---|---|
| Deferred Tax Assets | | |
| Allowance for credit losses | $ 626 | $ 597 |
| Deferred compensation | 230 | 247 |
| Unrealized loss on securities available for sale | - - | 98 |
| Other | 70 | 164 |
| **Total deferred tax assets** | **926** | **1,106** |
| Deferred Tax Liabilities | | |
| Unrealized gain on securities available for sale | 210 | - - |
| Depreciation | 68 | 37 |
| Deferred revenue | 1,045 | 933 |
| **Total deferred tax liabilities** | **1,323** | **970** |
| **Net deferred tax assets (liabilities)** | **($ 397)** | **$ 136** |

*(continued)*

Pacific Financial Corporation and Subsidiary
December 31, 2001 and 2000

Note 8 - Income Taxes *(concluded)*

The following is a reconciliation between the statutory and effective federal income tax rate for the years ended December 31:

| | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | Amount | Percent of Pre-tax Income | Amount | Percent of Pre-tax Income | Amount | Percent Pre-tax Income |
| Income tax at statutory rate | $1,865 | 35.0% | $1,654 | 35.0% | $1,965 | 35.0% |
| Adjustments resulting from: | | | | | | |
| Tax-exempt income | (272) | (5.1) | (236) | (5.0) | (261) | (4.6) |
| Net earnings on life insurance policies | (26) | (.5) | (36) | (.7) | (35) | (.6) |
| Non-deductible merger costs | - - | - - | - - | - - | 106 | 1.9 |
| Other | (46) | (.8) | 42 | .9 | (83) | (1.6) |
| **Total income tax expense** | **$1,521** | **28.6%** | **$1,424** | **30.2%** | **$1,692** | **30.1%** |

Note 9 - Employee Benefits

Incentive Compensation Plan

The Bank has a plan that provides incentive compensation to key employees if the Bank meets certain performance criteria established by the Board of Directors. The cost of this plan was $355, $490 and $622 in 2001, 2000 and 1999, respectively.

401(k) Plans

The Bank has established a 401(k) profit sharing plan for those employees who meet the eligibility requirements set forth in the plan. Eligible employees may contribute up to 15% of their compensation. Matching contributions by the Bank are at the discretion of the Board of Directors. Contributions totaled $115, $94 and $95 for 2001, 2000 and 1999, respectively.

*(continued)*

### Note 9 - Employee Benefits *(concluded)*

#### Director and Employee Deferred Compensation Plans

The Company has director and employee deferred compensation plans. Under the terms of the plans, a director or employee may participate upon approval by the Board. The participant may then elect to defer a portion of his or her earnings (directors' fees or salary) as designated at the beginning of each plan year. Payments begin upon retirement, termination, death or permanent disability, sale of the Company, the ten-year anniversary of the participant's participation date, or at the discretion of the Company. There are currently two participants in the plans. Total deferrals plus earnings were $304, $297 and $327 at December 31, 2001, 2000 and 1999, respectively. There is no expense to the Company for this plan.

The directors of a bank acquired by the Company in 1999 adopted two deferred compensation plans for directors — one plan providing retirement income benefits for all directors and the other, a deferred compensation plan, covering only those directors who have chosen to participate in the plan. At the time of adopting these plans, the Bank purchased life insurance policies on directors participating in both plans which may be used to fund payments to them under these plans. Cash surrender values on these policies were $2,555 and $2,435 at December 31, 2001 and 2000, respectively. In 2001, 2000 and 1999, the net (benefit)/cost recorded from these plans, including the cost of the related life insurance, was ($143), $30 and ($3), respectively. Both of these plans were fully funded and frozen as of September 30, 2000. Plan participants were given the option to either remain in the plan until reaching the age of 70 or to receive a lump sum distribution. Participants electing to remain in the plan will receive annual payments over a ten-year period upon reaching 70 years of age.

#### Qualified Non-Contributory Defined Benefit Plan

The Company maintained a non-contributory defined benefit plan covering substantially all employees of the former Bank of the Pacific, which was frozen and terminated on December 31, 2000. The Bank made annual contributions to the plan equal to the amount accrued for pension expenses, which were invested in shares of registered investment companies. Final funding of the plan did not occur until 2001 upon receipt of plan administrator distribution totals. Contributions of $149, $312 and $33 were made in 2001, 2000 and 1999, respectively.

#### Non-Qualified Deferred Compensation Plan

The Company has a non-qualified deferred compensation plan to cover selected employees. Its annual contributions to the plan totaled $8, $22 and $19 in 2001, 2000 and 1999, respectively. Covered employees may also contribute to the plan. The plan was terminated in early 2001.

### Note 10 - Commitments and Contingencies

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit, and involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets.

*(continued)*

**Note 10 - Commitments and Contingencies** *(concluded)*

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. A summary of the Bank's commitments at December 31 is as follows:

| | 2001 | 2000 |
|---|---|---|
| Commitments to extend credit | $ 23,262 | $ 18,480 |
| Standby letters of credit | 1,688 | 1,763 |

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that approximately 67% of loan commitments is drawn upon by customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above, and is required in instances where the Bank deems necessary.

Certain executive officers have entered into employment contracts with the Bank which provide for contingent payments subject to future events.

The Bank has agreements with commercial banks for lines of credit totaling $11,500, none of which was used at December 31, 2001. In addition, the Bank has a credit line with the Federal Home Loan Bank of Seattle totaling 10% of assets, none of which was used at December 31, 2001. These borrowings are collateralized under blanket pledge agreements.

Because of the nature of its activities, the Company is subject to various pending and threatened legal actions which arise in the ordinary course of business. In the opinion of management, liabilities arising from these claims, if any, will not have a material effect on the financial position of the Company.

**Note 11 - Significant Concentrations of Credit Risk**

Most of the Bank's business activity is with customers and governmental entities located in the State of Washington, including investments in state and municipal securities. Loans are generally limited by state banking regulations to 20% of the Bank's shareholder's equity, excluding accumulated other comprehensive income (loss). As of December 31, 2001 the Bank's loans to companies in the hotel/motel industry totaled $20,956 or 11.87% of total loans. Standby letters of credit were granted primarily to commercial borrowers. The Bank, as a matter of practice, generally does not extend credit to any single borrower or group of borrowers in excess of $4 million.

**Note 12 - Stock Options**

At December 31, 2001, the Company had options outstanding or available for grant under three stock-based option plans, which are described below. The Company applies APB Opinion No. 25 and related interpretations in accounting for these plans. Accordingly, no compensation cost has been recognized for the plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards granted since December 31, 1994 under these plans, consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to these pro forma amounts:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net income: | | | |
| As reported | $ 3,807 | $ 3,303 | $ 3,922 |
| Pro forma | 3,794 | 3,280 | 3,917 |
| Earnings per share: | | | |
| Basic: | | | |
| As reported | $ 1.53 | $ 1.33 | $ 1.60 |
| Pro forma | 1.52 | 1.32 | 1.60 |
| Diluted: | | | |
| As reported | 1.52 | 1.31 | 1.59 |
| Pro forma | 1.51 | 1.30 | 1.58 |

The Company's three stock incentive plans provide for granting incentive stock options, as defined under current tax laws, to key personnel and under the plan adopted in 2000, options not qualified for favorable tax treatment and other types of stock based awards. Under the first plan, options are exercisable 90 days from the date of grant. These options terminate if not exercised within ten years from the date of grant. If after six years from the date of grant fewer than 20% of the options have been exercised, they will expire at a rate of 20% annually. Under the second plan, the options are exercisable one year from the date of grant, at a rate of 10% annually. Options terminate if not exercised when they become available, and no additional grants will be made under these two plans. The plan adopted in 2000, authorizes the issuance of up to a total of 500,000 shares, (374,000 shares are available for grant at December 31, 2001). Options become exercisable ratably over five years. Under the plan adopted in 2000, the Company may grant up to 75,000 shares of its common stock to a single individual in a calendar year.

The fair value of each option granted in 2001 and 1999 was estimated on the date of grant, based on the Black-Scholes option pricing model and using the following weighted-average assumptions. There were no options granted in 2000.

| | 2001 | 1999 |
|---|---|---|
| Dividend yield | 5.76% | 4.63% |
| Expected life | 10 years | 10 years |
| Risk-free interest rate | 4.92 – 5.19% | 6.6% |

The weighted average fair value of options granted during 2001 and 1999 were $0 and $2.87, respectively.

*(continued)*

Pacific Financial Corporation and Subsidiary
December 31, 2001 and 2000

Note 12 - Stock Option *(concluded)*

A summary of the status of the Company's stock option plans as of December 31, 2001, 2000 and 1999, and changes during the years ending on those dates, is presented below:

| | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Outstanding at beginning of year | 74,550 | $18.21 | 78,550 | $18.13 | 93,550 | $13.14 |
| Granted | 126,000 | 22.22 | - - | - - | 25,000 | 27.00 |
| Exercised | (12,750) | 12.82 | (2,750) | 12.00 | (40,000) | 12.00 |
| Forfeited | (3,500) | 25.63 | (1,250) | 27.00 | - - | - - |
| **Outstanding at end of year** | **184,300** | **$21.19** | **74,550** | **$18.21** | **78,550** | **$18.13** |
| Exercisable at end of year | 32,165 | $14.40 | 34,030 | $13.65 | 13,390 | $12.00 |

The following information summarizes information about stock options outstanding and exercisable at December 31, 2001:

| Exercise Price | Number Outstanding | Weighted Average Remaining Contractual Life (Years) | Number Exercisable |
|---|---|---|---|
| $12.00 | 1,000 | 3 | 1,000 |
| 13.00 | 9,500 | 4 | 9,500 |
| 14.40 | 4,000 | 5 | 4,000 |
| 15.29 | 23,550 | 5 | 17,665 |
| 22.22 | 124,500 | 9 | - - |
| 23.25 | 500 | 9 | - - |
| 27.00 | 21,250 | 8 | - - |
| | **184,300** | | **32,165** |

Note 13 - Stock Transactions

In July 2000, the Board of Directors effected a 5-for-1 stock split. In addition, Board of Directors approved an increase in the number of authorized common shares from 5,000,000 to 25,000,000.

Per share information for prior periods has been adjusted to reflect the effect of the stock split.

Pacific Financial Corporation and Subsidiary
December 31, 2001 and 2000

**Note 14 - Regulatory Matters**

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines on the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined).

As of December 31, 2001, the most recent notification from the Bank's regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company and the Bank's actual capital amounts and ratios are also presented in the table. Management believes, as of December 31, 2001, the Company and the Bank meet all capital requirements to which they are subject.

| | Actual Amount | Ratio | Capital Adequacy Purposes Amount | Ratio | To be Well Capitalized Under Prompt Corrective Action Provisions Amount | Ratio |
|---|---|---|---|---|---|---|
| **December 31, 2001** | | | | | | |
| *Tier 1 capital (to average assets):* | | | | | | |
| Consolidated | $23,106 | 9.49% | $9,738 | 4.00% | N/A | N/A |
| Bank | 23,077 | 9.48 | 9,738 | 4.00 | $12,173 | 5.00% |
| *Tier 1 capital (to risk-weighted assets):* | | | | | | |
| Consolidated | 23,106 | 12.27 | 7,459 | 4.00 | N/A | N/A |
| Bank | 23,077 | 12.02 | 7,681 | 4.00 | 11,521 | 6.00 |
| *Total capital (to risk-weighted assets):* | | | | | | |
| Consolidated | 25,215 | 13.39 | 14,918 | 8.00 | N/A | N/A |
| Bank | 25,186 | 13.12 | 15,362 | 8.00 | 19,202 | 10.00 |

*(continued)*

Pacific Financial Corporation and Subsidiary
December 31, 2001 and 2000

### Note 14 - Regulatory Matters *(concluded)*

| | Actual Amount | Ratio | Capital Adequacy Purposes Amount | Ratio | To be Well Capitalized Under Prompt Corrective Action Provisions Amount | Ratio |
|---|---|---|---|---|---|---|
| December 31, 2000 | | | | | | |
| *Tier 1 capital (to average assets):* | | | | | | |
| Consolidated | $22,934 | 9.19% | $9,986 | 4.00% | N/A | N/A |
| Bank | 22,895 | 9.17 | 9,986 | 4.00 | $12,482 | 5.00% |
| *Tier 1 capital (to risk-weighted assets):* | | | | | | |
| Consolidated | 22,934 | 12.05 | 7,613 | 4.00 | N/A | N/A |
| Bank | 22,895 | 12.35 | 7,413 | 4.00 | 11,120 | 6.00 |
| *Total capital (to risk-weighted assets):* | | | | | | |
| Consolidated | 24,960 | 13.11 | 15,226 | 8.00 | N/A | N/A |
| Bank | 24,921 | 13.45 | 14,827 | 8.00 | 18,533 | 10.00 |

#### Restrictions on Retained Earnings

The Bank is restricted from paying dividends to the Company in an amount that would violate the most restrictive capital requirement shown above. At December 31, 2001, there were no regulatory dividend restrictions on the Bank's retained earnings.

### Note 15 - Fair Values of Financial Instruments

The estimated fair values of the Company's financial instruments at December 31 are as follows:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| **Financial Assets** | | | | |
| Cash and due from banks, interest-bearing deposits with banks, and federal funds sold | $ 15,204 | $ 15,204 | $ 9,669 | $ 9,669 |
| Securities available for sale | 31,673 | 31,673 | 53,696 | 53,696 |
| Securities held to maturity | 4,945 | 4,942 | 1,376 | 1,376 |
| Federal Home Loan Bank stock | 3,813 | 3,813 | 3,562 | 3,562 |
| Loans receivable | 174,495 | 177,569 | 175,142 | 175,375 |
| Accrued interest receivable | 1,405 | 1,405 | 2,302 | 2,302 |
| **Financial Liabilities** | | | | |
| Deposits | $ 214,644 | $ 214,914 | $ 213,511 | $ 213,682 |
| Short-term borrowings | - - | - - | 11,358 | 11,358 |
| Accrued interest payable | 441 | 441 | 779 | 779 |

Pacific Financial Corporation and Subsidiary
December 31, 2001 and 2000

**Note 16 - Earnings Per Share Disclosures**

*Following is information regarding the calculation of basic and diluted earnings per share for the years indicated.*

| | Net Income (Numerator) | Shares (Denominator) | Per Share Amount |
|---|---|---|---|
| **Year Ended December 31, 2001** | | | |
| Basic earnings per share: | | | |
| Net income | $3,807 | 2,491,426 | $1.53 |
| Effect of dilutive securities: | | | |
| Options | - - | 18,576 | (.01) |
| Diluted earnings per share: | | | |
| **Net income** | **$3,807** | **2,510,002** | **$1.52** |
| **Year Ended December 31, 2000** | | | |
| Basic earnings per share: | | | |
| Net income | $3,303 | 2,492,326 | $1.33 |
| Effect of dilutive securities: | | | |
| Options | - - | 20,493 | (.02) |
| Diluted earnings per share: | | | |
| **Net income** | **$3,303** | **2,512,819** | **$1.31** |
| **Year Ended December 31, 1999** | | | |
| Basic earnings per share: | | | |
| Net income | $3,922 | 2,447,729 | $1.60 |
| Effect of dilutive securities: | | | |
| Options | - - | 23,783 | (.01) |
| Diluted earnings per share: | | | |
| **Net income** | **$3,922** | **2,471,512** | **$1.59** |

The number of shares shown for "options" is the number of incrementional shares that would result from the exercise of options and use of the proceeds to repurchase shares at the average market price during the year.

Pacific Financial Corporation and Subsidiary
December 31, 2001 and 2000

**Note 17 - Condensed Financial Information - Parent Company Only**

**Condensed Balance Sheets - December 31**

| | 2001 | 2000 |
|---|---|---|
| **Assets** | | |
| Cash | $ 3,317 | $ 66 |
| Investment in the Bank | 23,485 | 22,703 |
| Due from the Bank | - - | 3,178 |
| Total assets | $ 26,802 | $ 25,947 |
| **Liabilities and Shareholders' Equity** | | |
| Dividends payable | $ 3,288 | $ 3,204 |
| Shareholders' equity | 23,514 | 22,743 |
| Total liabilities and shareholders' equity | $ 26,802 | $ 25,947 |

**Condensed Statements of Income - Years Ended December 31**

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Dividend income from the Bank | $ 3,670 | $ 3,275 | $ 3,010 |
| Expenses | (46) | (151) | (377) |
| Equity in undistributed income of the Bank | 183 | 179 | 1,289 |
| Net income | $ 3,807 | $ 3,303 | $ 3,922 |

*(continued)*

Pacific Financial Corporation and Subsidiary
December 31, 2001 and 2000

**Note 17 - Condensed Financial Information - Parent Company Only** *(concluded)*

Condensed Statements of Cash Flows - Years Ended December 31

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Operating Activities | | | |
| Net income | $ 3,807 | $ 3,303 | $ 3,922 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Equity in undistributed income of subsidiary | (183) | (179) | (1,289) |
| Other - net | (1) | 57 | 20 |
| **Net cash provided by operating activities** | 3,623 | 3,181 | 2,653 |
| Investing Activities | | | |
| (Increase) decrease in due from the Bank | 3,178 | (1,794) | - - |
| Financing Activities | | | |
| Common stock issued | 164 | 33 | 480 |
| Dividends paid | (3,204) | (3,105) | (2,379) |
| Repurchase of common stock and fractional shares | (510) | - - | (24) |
| **Net cash used in financing activities** | (3,550) | (3,072) | (1,923) |
| *Net increase (decrease) in cash* | 3,251 | (1,685) | 730 |
| Cash | | | |
| Beginning of year | 66 | 1,751 | 1,021 |
| End of year | $ 3,317 | $ 66 | $ 1,751 |

Pacific Financial Corporation and Subsidiary
December 31, 2001 and 2000

## Note 18 - Quarterly Data (Unaudited)

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| **Year Ended December 31, 2001** | | | | |
| Interest income | $4,985 | $4,671 | $4,401 | $ 4,045 |
| Interest expense | 2,151 | 1,766 | 1,539 | 1,074 |
| **Net interest income** | **2,834** | **2,905** | **2,862** | **2,971** |
| Provision for credit losses | 102 | 98 | 98 | 282 |
| Non-interest income | 314 | 346 | 442 | 427 |
| Non-interest expenses | 1,808 | 1,759 | 1,761 | 1,866 |
| **Income before income taxes** | **1,238** | **1,394** | **1,445** | **1,250** |
| Income taxes | 361 | 429 | 399 | 332 |
| **Net income** | **$ 877** | **$ 965** | **$1,046** | **$ 918** |
| **Earnings per common share:** | | | | |
| Basic | $ 0.35 | $ 0.39 | $ 0.42 | $ 0.37 |
| Diluted | 0.35 | 0.38 | 0.42 | 0.36 |
| **Year Ended December 31, 2000** | | | | |
| Interest income | $4,849 | $5,099 | $5,133 | $ 5,191 |
| Interest expense | 1,915 | 2,096 | 2,224 | 2,362 |
| **Net interest income** | **2,934** | **3,003** | **2,909** | **2,829** |
| Provision for credit losses | 53 | 52 | 98 | 432 |
| Non-interest income | 356 | 305 | 304 | 252 |
| Non-interest expense | 1,746 | 1,738 | 1,723 | 2,323 |
| **Income before income taxes** | **1,491** | **1,518** | **1,392** | **326** |
| Income taxes | 467 | 442 | 444 | 71 |
| **Net income** | **$1,024** | **$1,076** | **$ 948** | **$ 255** |
| **Earnings per common share:** | | | | |
| Basic | $ 0.41 | $ 0.43 | $ 0.38 | $ 0.11 |
| Diluted | 0.41 | 0.43 | 0.38 | 0.09 |

# Management's Discussion and Analysis of Financial Condition and Results of Operations

## RESULTS OF OPERATIONS

Years ended December 31, 2001, 2000, and 1999

General. The Company's net income for 2001 was $3,807,000, a 15.3% increase compared to $3,303,000 in 2000, and a decrease of 2.9% from $3,922,000 in 1999. Basic earnings per share were $1.53, $1.33, and $1.60 for 2001, 2000, and 1999, respectively. Return on average assets was 1.55%, 1.34%, and 1.64%, in 2001, 2000, and 1999 respectively. Return on average equity was 15.57%, 14.95%, and 17.26%, respectively, in 2001, 2000, and 1999.

The following table presents condensed consolidated statements of income for the Company for each of the years in the three-year period ended December 31, 2001.

| (Dollars in thousands) | 2001 | Increase (Decrease) Amount | % | 2000 | Increase (Decrease) Amount | % | 1999 |
|---|---|---|---|---|---|---|---|
| Interest income | $18,102 | $(2,170) | (10.7) | $20,272 | $1,918 | 10.4 | $18,354 |
| Interest expense | 6,530 | (2,067) | (24.0) | 8,597 | 1,673 | 24.2 | 6,924 |
| Net interest income | 11,572 | (103) | (.9) | 11,675 | 245 | 2.1 | 11,430 |
| Provision for credit losses | 580 | (55) | (8.7) | 635 | 575 | 958.3 | 60 |
| Net interest income after provision for credit losses | 10,992 | (48) | (.4) | 11,040 | (330) | (2.9) | 11,370 |
| Other operating income | 1,529 | 312 | 25.6 | 1,217 | (38) | (3.0) | 1,255 |
| Other operating expense | 7,193 | (337) | (4.5) | 7,530 | 519 | 7.4 | 7,011 |
| Income before income taxes | 5,328 | 601 | 12.7 | 4,727 | (887) | (15.8) | 5,614 |
| Income taxes | 1,521 | 97 | 6.8 | 1,424 | (268) | (15.8) | 1,692 |
| Net income | 3,807 | 504 | 15.3 | 3,303 | (619) | (15.8) | 3,922 |

Net Interest Income. The Company derives the majority of its earnings from net interest income, which is the difference between interest income earned on interest earning assets and interest expense incurred on interest bearing liabilities. The following table sets forth information with regard to average balances of the interest earning assets and interest bearing liabilities and the resultant yields or cost, net interest income, and the net interest margin.

| Year Ended December 31, | Average Balance | 2001 Interest Income (Expense) | Avg Rate |
|---|---|---|---|
| **Assets** | | | |
| Earning assets: | | | |
| Loans | $ 170,628 | $ 15,032* | 8.81% |
| Investment securities: | | | |
| Taxable | 27,360 | 1,638 | 5.99% |
| Tax-exempt | 15,042 | 1,225* | 8.14% |
| **Total investment securities** | **42,402** | **2,863** | **6.75%** |
| Federal funds sold and deposits in banks | 11,339 | 410 | 3.61% |
| **Total earning assets/interest income** | **224,369** | **18,305** | **8.16%** |
| Cash and due from banks | 8,448 | | |
| Premises and equipment (net) | 4,104 | | |
| Other assets | 10,479 | | |
| Allowance for credit losses | (1,912) | | |
| **Total assets** | **$ 245,488** | | |
| **Liabilities and Shareholders' Equity** | | | |
| Interest bearing liabilities: | | | |
| Deposits: | | | |
| Savings and interest-bearing demand | $ 105,846 | (2,395) | 2.26% |
| Time | 75,819 | (3,945) | 5.20% |
| **Total deposits** | **181,665** | **(6,340)** | **3.49%** |
| Other borrowings | 3,065 | (190) | 6.20% |
| **Total interest-bearing liabilities/interest expense** | **184,730** | **(6,530)** | **3.53%** |
| Demand deposits | 33,419 | | |
| Other liabilities | 2,888 | | |
| Shareholders' equity | 24,451 | | |
| **Total liabilities and shareholders' equity** | **$ 245,488** | | |
| **Net interest income** | | **$ 11,775** | |
| **Net Interest Income as a Percentage of Average Earning Assets** | | | |
| Interest income | | | 8.16% |
| Interest expense | | | 2.91% |
| **Net interest income** | | | **5.25%** |

***Tax equivalent basis - 34% tax rate used**

Non-accrual loans are included in "loans".

| 2000 Average Balance | 2000 Interest Income (Expense) | 2000 Avg Rate | 1999 Average Balance | 1999 Interest Income (Expense) | 1999 Avg Rate |
|---|---|---|---|---|---|
| $ 165,834 | $ 16,500* | 9.95% | $ 147,689 | $ 14,129* | 9.57% |
| 45,857 | 2,812 | 6.13% | 51,439 | 2,987 | 5.81% |
| 13,187 | 1,077* | 8.17% | 14,333 | 1,114 | 7.77% |
| 59,044 | 3,889 | 6.59% | 65,772 | 4,101 | 6.24% |
| 2,258 | 148 | 6.55% | 10,476 | 570 | 5.44% |
| 227,136 | 20,537 | 9.04% | 223,937 | 18,800 | 8.40% |
| 8,784 | | | 8,599 | | |
| 3,728 | | | 3,596 | | |
| 8,897 | | | 5,303 | | |
| (1,997) | | | (1,922) | | |
| $ 246,548 | | | $ 239,513 | | |
| $ 109,266 | (4,483) | 4.10% | $ 112,452 | (3,435) | 3.05% |
| 68,516 | (3,537) | 5.16% | 65,524 | (3,277) | 5.00% |
| 177,782 | (8,020) | 4.51% | 177,976 | (6,712) | 3.77% |
| 8,876 | (577) | 6.50% | 4,091 | (212) | 5.18% |
| 186,658 | (8,597) | 4.61% | 182,067 | (6,924) | 3.80% |
| 34,343 | | | 32,921 | | |
| 3,457 | | | 1,804 | | |
| 22,090 | | | 22,721 | | |
| $ 246,548 | | | $ 239,513 | | |
| | $ 11,940 | | | $ 11,876 | |
| | | 9.04% | | | 8.40% |
| | | 3.78% | | | 3.10% |
| | | 5.26% | | | 5.30% |

Interest income on loans include loan fees of $708,270, $822,516 and $731,508, respectively.

Net interest income decreased .9% to $11,572,000 in 2001 compared to 2000. The decrease is primarily the result of a decreased interest rate environment. The Company's interest income decreased 10.7% to $18,102,000 in 2001 from $20,272,000 in 2000. This decrease, also due to decreasing interest rates, was substantially offset by a 24% decrease in interest expense from $8,597,000 in 2000 to $6,530,000 in 2001. Net interest margins were 5.16%, 5.14%, and 5.10% for the years ended December 31, 2001, 2000, and 1999, respectively.

The following table presents changes in net interest income attributable to changes in volume or rate. Changes not solely due to volume or rate are allocated to volume and rate based on the absolute values of each.

| | 2001 compared to 2000 Increase (decrease) due to | | | 2000 compared to 1999 Increase (decrease) due to | | |
|---|---|---|---|---|---|---|
| (dollars in thousands) | Volume | Rate | Net | Volume | Rate | Net |
| Interest earned on: | | | | | | |
| Loans | $ 466 | $ (1,934) | $ (1,468) | $ 1,788 | $ 583 | $ 2,371 |
| Securities: | | | | | | |
| Taxable | (1,109) | (65) | (1,174) | (336) | 161 | (175) |
| Tax-exempt | 148 | 70 | 218 | (88) | (19) | (107) |
| Total securities | (961) | 5 | (956) | (424) | 142 | (282) |
| Fed funds sold and interest bearing deposits in other banks | 354 | (93) | 261 | (520) | 98 | (422) |
| Total interest earning assets | (141) | (2,022) | (2,163) | 844 | 823 | 1,667 |
| Interest paid on: | | | | | | |
| Savings and interest bearing demand deposits | (136) | (1,952) | (2,088) | (100) | 1,148 | 1,048 |
| Time deposits | 380 | 28 | 408 | 152 | 108 | 260 |
| Short term borrowings | (362) | (25) | (387) | 300 | 65 | 365 |
| Total interest bearing liabilities | (118) | (1,949) | (2,067) | 352 | 1,321 | 1,673 |
| Change in net interest income | (23) | (73) | (96) | 492 | (498) | (6) |

Non-Interest Income. Non-interest income was $1,529,000 for 2001, an increase of $312,000 or 25.6% from 2000 when it totaled $1,217,000. The 2000 amount was a decrease of $38,000 or 3.0% compared to the 1999 total of $1,255,000.

In 2001, service charges on deposit accounts increased $151,000 or 22.3% to a total of $828,000 compared to $677,000 in 2000. The 2000 total was down $68,000 or 9.1% compared to the 1999 total of $745,000. During 2001, a new customer overdraft protection program was implemented which contributed to the increase in service charges on deposit accounts.

Income from sources other than service charges on deposit accounts and gains on sale of securities available for sale totaled $669,000 in 2001, an increase of $138,000 from 2000, or 26%. The primary reason for the increase was income from foreclosed real estate, which totaled $139,000. During 2001, the Bank was collecting operating revenues from a motel which was brought into foreclosed real estate in July 2001. Other major components of non-interest income were credit card income and bank owned life insurance income. Income from other sources for 2000 was $531,000, an increase of $66,000 or 14.2% compared to 1999 primarily due to the gain on the sale of foreclosed real estate.

The following table represents the principal categories of non-interest income for each of the years in the three-year period ended December 31, 2001.

| (Dollars in thousands) | 2001 | Increase (Decrease) Amount | % | 2000 | Increase (Decrease) Amount | % | 1999 |
|---|---|---|---|---|---|---|---|
| Service charges on deposit accounts | $ 828 | $ 151 | 22.3% | $ 677 | $ (68) | (9.1%) | $ 745 |
| Mortgage broker fees | 32 | 23 | 255.0% | 9 | (27) | (75.0%) | 36 |
| Net gain on sale of securities | -- | -- | -- | -- | -- | -- | 9 |
| Other operating income | 669 | 138 | 26.0% | 531 | 66 | 14.2% | 465 |
| Total non-interest income | $ 1,529 | $ 312 | 25.6% | $ 1,217 | $ (38) | (3.0%) | $ 1,255 |

Non-Interest Expense. Total non-interest expense was $7,193,000, a decrease of $337,000 or 4.5% compared to $7,530,000 in 2000. In 2000 non-interest expense increased $519,000 or 7.4% compared to $7,011,000 in 1999.

Salary and employee benefits decreased by $77,000, or 1.9%, in 2001 to $4,058,000 and increased by $264,000, or 6.8%, in 2000. The primary reason for the decrease in 2001 was the retirement of the Company's Chief Executive Officer, Robert Worrell. The increase in 2000 was primarily due to funding a defined benefit retirement plan which was terminated on December 31, 2000.

Occupancy and equipment expense decreased $176,000 or 15.5% in 2001 and increased $126,000 or 12.5% in 2000. The decrease in 2001 was due to a decline in equipment maintenance expense and reduced equipment depreciation expense. The 2000 increase was the result of writing down data processing equipment no longer in service.

Other expense decreased $84,000 or 3.7% in 2001 compared to an increase of $129,000 or 6.0% in 2000 over 1999. The decrease in 2001 is related primarily to lower advertising expense of $20,000, non-recurring deferred director fees of $160,000 paid in 2000, decreased insurance expense of $26,000 and an increase in foreclosed real estate expenses of $127,000 primarily due to the operations of the motel. Non-recurring expenses totaled approximately $117,000 during 2000 and is the reason for the increase compared to 1999.

The following table represents the principal categories of non-interest expense for each of the years in the three-year period ended December 31, 2001.

| (Dollars in thousands) | 2001 | Increase (Decrease) Amount | % | 2000 | Increase (Decrease) Amount | % | 1999 |
|---|---|---|---|---|---|---|---|
| Salaries & employee benefits | $ 4,058 | $ (77) | (1.9)% | $ 4,135 | $ 264 | 6.8% | $ 3,871 |
| Occupancy and equipment | 963 | (176) | (15.5)% | 1,139 | 126 | 12.5% | 1,013 |
| Other expense | 2,172 | (84) | (3.7)% | 2,256 | 129 | 6.0% | 2,127 |
| Total non-interest expense | $ 7,193 | $ (337) | (4.5)% | $ 7,530 | $ 519 | 7.4% | $ 7,011 |

## ASSET AND LIABILITY MANAGEMENT

The largest component of the Company's earnings is net interest income. Interest income and interest expense are affected by general economic conditions, competition in the market place, market interest rates and repricing and maturity characteristics of the Company's assets and liabilities. Exposure to interest rate risk is primarily a function of differences between the maturity and repricing schedules of assets (principally loans and investment securities) and liabilities (principally deposits). Assets and liabilities are described as interest sensitive for a given period of time when they mature or can reprice within that period. The difference between the amount of interest sensitive assets and interest sensitive liabilities is referred to as the interest sensitive "GAP" for any given period. The "GAP" may be either positive or negative. If positive, more assets reprice than liabilities. If negative, the reverse is true.

Certain shortcomings are inherent in the interest sensitivity "GAP" method of analysis. Complexities such as prepayment risk and customer responses to interest rate changes are not taken into account in the "GAP" analysis. Accordingly, management also utilizes a net interest income simulation model to measure interest rate sensitivity. Simulation modeling gives a broader view of net interest income variability, by providing various rate shock exposure estimates. Management regularly reviews the interest rate risk position and provides measurement reports to the Board of Directors.

The following table shows the dollar amount of interest sensitive assets and interest sensitive liabilities at December 31, 2001 and differences between them for the maturity or repricing periods indicated.

| (dollars in thousands) | Due in one year or less | Due after one through five years | Due after five years | Total |
|---|---|---|---|---|
| **Interest earning assets** | | | | |
| Loans | $ 88,042 | $ 34,490 | $ 54,072 | $ 176,604 |
| Investment securities | 12,820 | 14,358 | 9,440 | 36,618 |
| Fed Funds and interest bearing balances with banks | 4,973 | -0- | -0- | 4,973 |
| Federal Home Loan Bank Stock | -0- | -0- | 3,813 | 3,813 |
| Total interest earning assets | $ 105,835 | $ 48,848 | $ 67,325 | $ 222,008 |
| **Interest bearing liabilities** | | | | |
| Interest bearing demand deposits | $ 27,120 | $ -0- | $ -0- | $ 27,120 |
| Savings deposits | 77,608 | -0- | -0- | 77,608 |
| Time deposits | 59,037 | 12,442 | -0- | 71,479 |
| Short term borrowings | -0- | -0- | -0- | -0- |
| Total interest bearing liabilities | $ 163,765 | $ 12,442 | $ -0- | $ 176,207 |
| Net interest rate sensitivity GAP | $ (57,930) | $ 36,406 | $ 67,325 | $ 45,801 |

The following table shows the dollar amount of interest sensitive assets and interest sensitive liabilities at December 31, 2000 and difference between them for the maturity or repricing periods indicated.

| (dollars in thousands) | Due in one year or less | Due after one through five years | Due after five years | Total |
|---|---|---|---|---|
| **Interest earning assets** | | | | |
| Loans | $ 97,464 | $ 27,174 | $ 52,530 | $ 177,168 |
| Investment securities | 15,506 | 26,871 | 12,695 | 55,072 |
| Fed Funds and interest bearing balances with banks | 1,050 | -0- | -0- | 1,050 |
| Federal Home Loan Bank Stock | -0- | -0- | 3,562 | 3,562 |
| Total interest earning assets | $ 114,020 | $ 54,045 | $ 68,787 | $ 236,852 |
| **Interest bearing liabilities** | | | | |
| Interest bearing demand deposits | $ 24,125 | $ -0- | $ -0- | $ 24,125 |
| Savings deposits | 76,018 | -0- | -0- | 76,018 |
| Time deposits | 75,349 | 5,509 | -0- | 80,858 |
| Short term borrowings | 11,358 | -0- | -0- | 11,358 |
| Total interest bearing liabilities | $ 186,850 | $ 5,509 | $ -0- | $ 192,359 |
| Net interest rate sensitivity GAP | $ (72,830) | $ 48,536 | $ 68,787 | $ 44,493 |

Effects of Changing Prices. The results of operations and financial conditions presented in this report are based on historical cost information, and are unadjusted for the effects of inflation. Since the assets and liabilities of financial institutions are primarily monetary in nature, the performance of the Company is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

The effects of inflation on financial institutions is normally not as significant as its influence on businesses which have investments in plants and inventories. During periods of high inflation there are normally corresponding increases in the money supply, and financial institutions will normally experience above-average growth in assets, loans and deposits. Inflation does increase the price of goods and services, and therefore operating expenses increase during inflationary periods.

## INVESTMENT PORTFOLIO

The Company's investment securities portfolio decreased $18,454,000, or 33.5% during 2001 to $36,618,000 at year end from $55,072,000 in 2000, which was a $2,828,000 decrease over 1999. The changes in 2001 were primarily in U.S. Government agency securities due to call options being exercised by the issuers. Proceeds from the portfolio decrease were used to decrease short term borrowings during 2001.

The carrying values of investment securities at December 31 in each of the last three years are as follows:

| (dollars in thousands) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Treasury securities | $ -0- | $ 500 | $ 997 |
| U.S. Agencies securities | 6,872 | 27,613 | 27,655 |
| Obligations of states and political subdivisions | 16,658 | 13,554 | 14,291 |
| Other securities | 13,088 | 13,405 | 14,957 |
| Total | $ 36,618 | $ 55,072 | $ 57,900 |

The following table presents the maturities of investment securities at December 31, 2001. Taxable equivalent values are used in calculating yields assuming a tax rate of 34%.

| (dollars in thousands) | Due in one year or less | Due after one through five years | Due after five through ten yeras | Due after ten years | Total |
|---|---|---|---|---|---|
| U.S. Agency securities | $ 505 | $ 2,775 | $ 29 | $ 3,563 | $ 6,872 |
| Weighted average yield | 5.33% | 6.26% | 9.00% | 5.62% | |
| Obligations of states and political subdivisions | 1,505 | 6,712 | 3,568 | 4,873 | 16,658 |
| Weighted average yield | 6.72% | 6.46% | 6.61% | 9.74% | |
| Other securities | 6,996 | 6,092 | -0- | -0- | 13,088 |
| Weighted average yield | 5.02% | 5.61% | -0- | -0- | |
| Total | $ 12,721 | $ 15,174 | $ 3,519 | $ 8,399 | $ 36,618 |

LENDING

General. The Company's policy is to originate loans primarily in its local markets. Depending on the purpose of the loan, the loans may be secured by a variety of collateral, including business assets, real estate, and personal assets.

The following table sets forth the composition of the Company's loan portfolio at December 31 in each of the past five years.

| (dollars in thousands) | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| Commercial | $ 72,427 | $ 68,827 | $ 56,198 | $ 48,455 | $ 44,815 |
| Real Estate Construction | 6,554 | 6,118 | 3,325 | 4,929 | 4,258 |
| Real Estate Mortgage | 91,714 | 96,334 | 88,905 | 90,027 | 90,631 |
| Installment | 4,941 | 4,612 | 3,379 | 3,104 | 3,276 |
| Credit cards and overdrafts | 968 | 1,277 | 857 | 764 | 747 |
| Total | $ 176,604 | $177,168 | $152,664 | $ 147,280 | $ 143,727 |

Loan Maturities and Sensitivity in Interest Rates. The following table presents information related to maturity distribution and interest rate sensitivity of commercial and real estate construction loans outstanding, based on scheduled repayments at December 31, 2001.

| (dollars in thousands) | Due in one year or less | Due after one through five years | Due after five years | Total |
|---|---|---|---|---|
| Commercial | $ 47,517 | $ 1,960 | $ 22,950 | $ 72,427 |
| Real estate construction | 4,265 | 108 | 2,181 | 6,554 |
| Total | $ 52,621 | $ 2,068 | $ 25,131 | $ 78,981 |
| **Total loans maturing after one year with** | | | | |
| Predetermined interest rates (fixed) | | $ 22,903 | $ 53,723 | $ 76,626 |
| Floating or adjustable rates (variable) | | 10,868 | -0- | 10,868 |
| Total | | $ 33,771 | $ 53,723 | $ 87,494 |

At December 31, 2001, 49.8% of the loan portfolio presented above was due in one year or less.

Risk Elements. Risk elements include accruing loans past due ninety days or more, non-accrual loans, and loans which have been restructured to provide reduction or deferral of interest or principal for reasons related to the debtor's financial difficulties. The Company's policy for placing loans on non-accrual status is based upon management's evaluation of the ability of the borrower to meet both principal and interest payments as they become due. Generally, loans with interest or principal payments which are ninety or more days past due are placed on non-accrual, unless they are well-secured and in the process of collection, and the interest accrual is reversed against income.

The following table presents information related to the Company's non-accrual loans and other non-performing assets at December 31 in each of the last five years.

| (dollars in thousands) | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| Non-accrual loans | $1,254 | $3,128 | $175 | $15 | $422 |
| Accruing loans past due 90 days or more | 79 | 292 | 140 | 4 | 184 |
| Restructured loans | 0 | 0 | 0 | 0 | 0 |

Non-accrual loans decreased approximately $1.9 million in 2001 from 2000 primarily due to foreclosure involving several properties. During 2001, the Company foreclosed on properties totaling $1,733,000. The total is net of charge offs based on management's estimate of fair market value or the result of appraisals. The properties consist of an agricultural property and commercial real estate. During 2001, sales of other real estate owned totaled $674,000 net of expenses. At December 31, 2001, the balance remaining in other real estate owned totaled $1,040,000. Non-accrual loans increased $2,953,000 to $3,128,000 at year-end 2000 after increasing to $175,000 in 1999, and decreasing to $15,000 in 1998 from $422,000 in 1997. The increase in non-accrual loans experienced in 2000 was attributable to the decline in the regional and national economies and the local agriculture economy. Interest income on non-accrual loans that would have been recorded had those loans performed in accordance with their initial terms, as of December 31, was $75,000 for 2001, $168,000 for 2000, $10,000 for 1999, $20,000 for 1998 and $45,000 for 1997. Interest income recognized on impaired loans for 2001 was $2,000, for 2000 was $31,000, for 1999 was $11,000, and was none for 1998 and 1997.

There are $79,000 of loans which are ninety days or more past due and still accruing at year-end 2001. It is management's opinion that the loans are adequately collateralized and if foreclosure and sale of collateral is necessary, no loss will be incurred.

Loan Concentrations. The Company has credit risk exposure related to real estate loans. The Company makes real estate loans for construction and loans for other purposes, which are secured by real estate. At December 31, 2001 loans secured by real estate totaled $98,268,000, which represents 55.6% of the total loan portfolio. Real estate construction loans comprised $6,554,000 of that amount, while real estate loans secured by residential properties totaled $33,129,000. As a result of these concentrations of loans the loan portfolio is susceptible to changes in economic and market conditions in the Company's market areas. The Company generally requires collateral on all real estate exposures and typically maintains loan-to-value ratios of no greater than 80%.

Allowance for Credit Losses

The allowance for credit losses reflects management's current estimate of the amount required to absorb losses on existing loans and commitments to extend credit. Loans deemed uncollectible are charged against and reduce the allowance. Periodically, a provision for loan losses is charged to current expense. This provision acts to replenish the allowance for loan losses and to maintain the allowance at a level that management deems adequate.

There is no precise method of predicting specific loan losses or amounts that ultimately may be charged off on segments of the loan portfolio. The determination that a loan may become uncollectible, in whole or in part, is a matter of judgment. Similarly, the adequacy of the allowance for loan losses can be determined only on a judgmental basis, after full review, including (a) consideration of economic conditions and the effect on particular industries and specific borrowers; (b) a review of borrowers' financial data, together with industry data, the competitive situation, the borrowers' management capabilities and other factors; (c) a continuing evaluation of the loan portfolio, including monitoring by lending officers and staff credit personnel of all loans which are identified as being of less than acceptable quality; (d) an in-depth appraisal, on a monthly basis, of all loans judged to present a possibility of loss (if, as a result of such monthly appraisals, the loan is judged to be not fully collectible, the carrying value of the loan is reduced to that portion considered collectible); and (e) an evaluation of the underlying collateral for secured lending, including the use of independent appraisals of real estate properties securing loans. A formal analysis of the adequacy of the allowance is conducted monthly and is reviewed by the Board of Directors. Based on this analysis, management considers the allowance for credit losses to be adequate.

Periodic provisions for loan losses are made to maintain the allowance for credit losses at an appropriate level. The provisions are based on an analysis of various factors including historical loss experience based on volumes and types of loans, volumes and trends in delinquencies and non-accrual loans, trends in portfolio volume, results of internal and independent external credit reviews, and anticipated economic conditions.

Transactions in the allowance for credit losses for the five years ended December 31, 2001 are as follows:

| (dollars in thousands) | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| Balance at beginning of year | $ 2,026 | $ 1,930 | $ 1,864 | $ 1,937 | $ 1,824 |
| Charge-offs: | | | | | |
| Commercial | 170 | 554 | 114 | 9 | 5 |
| Real estate loans | 366 | 0 | 0 | 194 | 0 |
| Credit card | 13 | 6 | 13 | 18 | 20 |
| Installment | 15 | 8 | 7 | 0 | 16 |
| Total charge-offs | $ 564 | $ 568 | $ 134 | $ 221 | $ 41 |
| Recoveries: | | | | | |
| Commercial | $ 54 | $ 15 | $ 23 | $ 34 | $ 7 |
| Real estate loans | 0 | 12 | 110 | 0 | 0 |
| Credit card | 0 | 0 | 6 | 3 | 2 |
| Installment | 13 | 2 | 1 | 1 | 3 |
| Total recoveries | $ 67 | $ 29 | $ 140 | $ 38 | $ 12 |
| Net charge-offs (recoveries) | 497 | 539 | (6) | 183 | 29 |
| Provision for credit losses | 580 | 635 | 60 | 110 | 142 |
| Balance at end of year | $ 2,109 | $ 2,026 | $ 1,930 | $ 1,864 | $ 1,937 |
| Ratio of net charge-offs (recoveries) | | | | | |
| To average loans outstanding | .29% | .33% | -- | .13% | .02% |

The allowance for credit losses was $2,109,000 at year-end 2001, compared with $2,026,000 at year-end 2000. The aggregate increase resulted from the provision of $580,000 and charge-offs in 2001. The allowance for credit losses as a percentage of total loans outstanding at year-end 2001 was 1.19%, which in management's opinion is adequate and reasonable in comparison to the Company's credit risk experience.

The allowance for credit losses during 2000 increased $96,000 compared to year-end 1999. The total allowance for credit losses was $2,026,000 at year-end 2000 and $1,930,000 in 1999. The aggregate increase during 2000 was the result of the provision of $635,000 and net charge-offs. The allowance increased in 1999 from the provision of $60,000 and recoveries of $6,000. The allowance for credit losses as a percentage of total loans outstanding was 1.14% at year-end 2000, 1.26% at year-end 1999 and 1.27% in 1998. The allowance for credit losses at year-end 1997 was $1,937,000. The net charge-offs were $29,000 in 1997 and provisions for credit losses were $142,000 in 1997. The allowance for credit losses as a percentage of total loans outstanding at year-end 1997 was 1.35%.

Charge-offs during 2001 totaled $564,000, which was due primarily to an additional write down of $120,000 for an agriculture cranberry farm loan, which was originally written down by $524,000 in 2000. In addition, during 2001 a fishing vessel loan was charged-off in the amount of $21,000, while commercial real estate loans were charged off consisting of a commercial building in the amount of $97,000 and a medical office building in the amount of $222,000. These charge-offs were the primary reason for the increased loan loss provisions during 2001 and 2000. Subsequent to year end 2001, management performed additional analysis and obtained appraisals for several credits due to the current economic condition in its market areas and identified weakness in the borrower's financial condition. Based on these events, further charge-offs are likely during the 2002 fiscal year, and accordingly, a significant addition to the loan loss reserve during the first quarter of 2002 is likely.

In May 1993, the Financial Accounting Standards Board (FASB) issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and in October 1996, issued SFAS No. 118, "Accounting by Creditors for Impairment of a Loan—Income Recognition Disclosures, an amendment to SFAS No. 114". The Company measures impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair market value of the collateral if the loan is collateral dependent. The Company excludes loans that are currently measured at fair value or at the lower of cost or fair value, and certain large groups of smaller balance homogeneous loans that are collectively measured for impairment. The following table summarizes the Bank's impaired loans at December 31:

| (dollars in thousands) | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| Total Impaired Loans | $1,662 | $3,218 | $175 | $15 | $422 |
| Total Impaired Loans with Valuation Allowance | 1,180 | 1,114 | -- | -- | 138 |
| Valuation Allowance related to Impaired Loans | 143 | 412 | -- | -- | 8 |

No allocation of the allowance for credit losses was considered necessary for the remaining impaired loans. The balance of the allowance for credit losses in excess of these specific reserves is available to absorb losses from all loans.

It is the Company's policy to charge-off any loan or portion of a loan that is deemed uncollectible in the ordinary course of business. The entire allowance for credit losses is available to absorb such charge-offs. The Company allocates its allowance for credit losses primarily on the basis of historical data. Based on certain characteristics of the portfolio, losses can be anticipated for major loan categories.

The following table presents the allocation of the allowance for credit losses among the major loan categories based primarily on their historical net charge off experience and other business considerations at December 31 in each of the last five years.

| (Dollars in thousands) | 2001 Reserve | % of Total Reserve | 2000 Reserve | % of Total Reserve | 1999 Reserve | % of Total Reserve | 1998 Reserve | % of Total Reserve | 1997 Reserve | % of Total Reserve |
|---|---|---|---|---|---|---|---|---|---|---|
| Commercial loans | $ 548 | 26% | $ 689 | 34% | $ 720 | 37% | $ 710 | 38% | $ 798 | 41% |
| Real estate loans | 1,413 | 67% | 1,256 | 62% | 1,153 | 60% | 1,091 | 58% | 1,089 | 56% |
| Consumer loans | 148 | 7% | 81 | 4% | 58 | 3% | 63 | 4% | 50 | 3% |
| Total allowance | $ 2,109 | 100% | $2,026 | 100% | $1,930 | 100% | $1,864 | 100% | $1,937 | 100% |
| Ratio of allowance for credit losses to loans outstanding at end of year | 1.19% | | 1.14% | | 1.26% | | 1.27% | | 1.35% | |

The table indicates a decrease of $141,000 from December 31, 2000 to December 31, 2001 in the allowance related to commercial loans, which was offset by growth of $157,000 during the same period in the allowance for loan losses for real estate loans. This growth is due to an increase in past due balances of these loans.

## DEPOSITS

The Company's primary source of funds has historically been customer deposits. A variety of deposit products are offered to attract customer deposits. The products include non-interest bearing demand accounts, negotiable order of withdrawal (NOW) accounts, savings accounts, and time deposits. Interest-bearing accounts earn interest at rates established by management, based on competitive market factors and the need to increase or decrease certain types of maturities of deposits. The Company has succeeded in growing its deposit base over the last three years despite increasing competition for deposits in our markets. The Company believes that it has benefited from its local identity and superior customer service. Attracting deposits remains integral to the Company's business as it is the primary source of funds for loans and a major decline in deposits or failure to attract deposits in the future could have an adverse effect on operations.

The following table sets forth the average balances for each major category of deposits and the weighted average interest rate paid for deposits for the periods indicated.

| (dollars in thousands) | 2001 | Rate | 2000 | Rate | 1999 | Rate |
|---|---|---|---|---|---|---|
| Demand deposits | $ 33,419 | 0.00% | $ 34,343 | 0.00% | $ 32,921 | 0.00% |
| Interest bearing demand deposits | 26,949 | 2.09% | 26,416 | 2.51% | 31,980 | 2.51% |
| Savings deposits | 78,897 | 2.32% | 82,850 | 3.65% | 80,472 | 3.67% |
| Time deposits | 75,819 | 5.20% | 68,516 | 5.16% | 65,524 | 5.00% |
| Total | $ 215,084 | 3.49% | $ 212,125 | 3.78% | $ 210,897 | 3.18% |

Maturities of time certificates of deposit as of December 31, 2001 are summarized as follows:

| | Under $100,000 | Over $100,000 | Total |
|---|---|---|---|
| 3 months or less | $ 14,453 | $ 7,596 | $ 22,049 |
| Over 3 through 6 months | 12,386 | 6,478 | 18,864 |
| Over 6 through 12 months | 10,297 | 7,192 | 17,489 |
| Over 12 months | 7,890 | 5,187 | 13,077 |
| Total | $ 45,026 | $ 6,453 | $ 71,479 |

SHORT-TERM BORROWINGS

The following is information regarding the Company's short-term borrowings for the years ended December 31, 2001, 2000 and 1999.

| (dollars in thousands) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Amount outstanding at end of period | $ 0 | $ 11,358 | $ 9,675 |
| Weighted average interest rate thereon | 0% | 6.39% | 5.18% |
| Maximum amount outstanding at any month end during period | $7,580 | $ 11,358 | $11,375 |
| Average amounts outstanding during the period | 963 | 9,036 | 4,091 |
| Weighted average interest rate during period | 5.68% | 6.39% | 5.18% |

KEY FINANCIAL RATIOS

| Year ended December 31, | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| Return on average assets | 1.55% | 1.34% | 1.64% | 1.80% | 1.99% |
| Return on average equity | 15.57% | 14.95% | 17.26% | 18.57% | 19.70% |
| Average equity to average assets ratio | 9.96% | 8.96% | 9.49% | 9.69% | 10.09% |
| Dividend payout ratio | 87% | 97% | 79% | 60% | 55% |

LIQUIDITY AND CAPITAL RESOURCES

Liquidity. The primary concern of depositors, creditors and regulators is the Company's ability to have sufficient funds readily available to repay liabilities as they mature. In order to ensure adequate funds are available at all times, the Company monitors and projects the amount of funds required on a daily basis. Through the Bank, the Company obtains funds from its customer base, which provides a stable source of "core" demand and consumer deposits.

Other sources are available with borrowings from the Federal Home Loan Bank and correspondent banks. Liquidity requirements can also be met through disposition of short-term assets. In management's opinion, the Company maintains an adequate level of liquid assets, consisting of cash and due from banks, interest bearing deposits with banks, and federal funds sold to support the daily cash flow requirements.

Management expects to continue to rely on customer deposits as the primary source of liquidity, but may also obtain liquidity from maturity of its investment securities, sale of securities currently available for sale, net income, and other borrowings. Although deposit balances have shown historical growth, deposit habits of customers may be influenced by changes in the financial services industry, interest rates available on other investments, general economic conditions, consumer confidence, and competition. Borrowings may be used on a short-term basis to compensate for reductions in deposits, but are generally not considered a long term solution to liquidity issues. Therefore, reductions in deposits could adversely affect the Company's results of operations.

Capital. The Company endeavors to maintain equity capital at an adequate level to support and promote investor confidence. The Company conducts its business through the Bank. Thus, the Company needs to be able to provide capital and financing to the Bank should the need arise. The primary sources for obtaining capital are additional stock sales and retained earnings. Total shareholder equity averaged $24,451,000 in 2001, compared to $22,090,000 in 2000, an increase of 10.7%, and $22,721,000 in 1999, a decrease of 2.8% compared to 1999.

The Company's Board of Directors considers financial results, growth plans, and anticipated capital needs in formulating its dividend policy. The payment of dividends is subject to adequate financial results of the Bank, and limitations imposed by law and governmental regulations.

The Federal Reserve has established guidelines that mandate risk-based capital requirements for bank holding companies. Under the guidelines, one of four risk weights is applied to balance sheet assets, each with different capital requirements based on the credit risk of the asset. The Company's capital ratios include the assets of the Bank on a consolidated basis in accordance with the requirements of the Federal Reserve. The Company's capital ratios have exceeded the minimum required to be classified "well capitalized" for each of the past three years.

The following table sets forth the minimum required capital ratios and actual ratios for December 31, 2001, 2000, and 1999.

| | Actual | | Capital Adequacy Purposes | |
|---|---|---|---|---|
| (dollars in thousands) | Amount | Ratio | Amount | Ratio |
| December 31, 2001 | | | | |
| Tier 1 capital (to average assets) | $23,106 | 9.49% | $ 9,738 | 4.00% |
| Tier 1 capital (to risk-weighted assets) | 23,106 | 12.27% | 7,459 | 4.00% |
| Total capital (to risk-weighted assets) | 25,215 | 13.39% | 14,918 | 8.00% |
| December 31, 2000 | | | | |
| Tier 1 capital (to average assets) | $22,934 | 9.19% | $ 9,986 | 4.00% |
| Tier 1 capital (to risk-weighted assets) | 22,934 | 12.05% | 7,613 | 4.00% |
| Total capital (to risk-weighted assets) | 24,960 | 13.11% | 15,226 | 8.00% |
| December 31, 1999 | | | | |
| Tier 1 capital (to average assets) | $22,390 | 9.28% | $ 9,646 | 4.00% |
| Tier 1 capital (to risk-weighted assets) | 22,390 | 12.93% | 6,929 | 4.00% |
| Total capital (to risk-weighted assets) | 24,320 | 14.04% | 13,857 | 8.00% |

## Quantitative and Qualitative Disclosure About Market Risk

The Company's results of operations are largely dependent upon its ability to manage interest rate risk. Management considers interest rate risk to be a significant market risk that could have a material effect on the Company's financial condition and results of operations. The Company does not currently use derivatives to manage market and interest rate risks. All of the Company's transactions are denominated in U.S. dollars. Approximately 49% of the Company's loans have interest rates that float with the Company's reference rate. Fixed rate loans generally are made with a term of five years or less.

In the Asset and Liability section of the Management's Discussion and Analysis in Item 7 is a table presenting estimated maturity or pricing information indicating the Company's exposure to interest changes. The assumptions and description of the process used to manage interest rate risk is further discussed in the Asset and Liability Management section. The following table discloses the balances of the financial instruments including the fair value as of December 31, 2001.

The expected maturities are disclosed based on contractual schedules. Principal repayments are not considered. The expected maturities for financial liabilities with no stated maturity reflect estimated future roll-off rates. The roll-off rates for non-interest bearing deposits, interest bearing demand deposits, money market accounts, and savings deposits are 15%, 25%, 25% and 20%, respectively. The interest rates disclosed are based on rates in effect at December 31, 2001. Fair values are used in accordance with generally accepted accounting principles as disclosed in the financial statements.

| | Expected Maturity | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Year ended December 31, 2001 (dollars in thousands)** | **2002** | **2003** | **2004** | **2005** | **2006** | **There-after** | **Total** | **Fair Value** |
| **Financial Assets** | | | | | | | | |
| Cash and cash equivalents | | | | | | | | |
| Non-interest bearing | $10,231 | $ -- | $ -- | $ -- | $ -- | $ -- | $10,231 | $10,231 |
| Interest bearing deposits in banks | 1,468 | -- | -- | -- | -- | -- | 1,468 | 1,468 |
| Weighted average interest rate | 1.87% | | | | | | | |
| Federal funds sold | | | | | | | | |
| Fixed rate | 3,505 | -- | -- | -- | -- | -- | 3,505 | 3,505 |
| Weighted average interest rate | 1.94% | | | | | | | |
| Securities available for sale | | | | | | | | |
| Fixed rate | 8,889 | 3,825 | 5,088 | 3,535 | 2,540 | 6,801 | 30,678 | 30,678 |
| Weighted average interest rate | 5.54% | 6.15% | 5.86% | 6.47% | 6.31% | 6.16% | | |
| Adjustable rate | -- | 995 | -- | -- | -- | -- | 995 | 995 |
| Weighted average interest rate | | 2.05% | | | | | | |
| Securities held to maturity | | | | | | | | |
| Fixed rate | 14 | 10 | 481 | -- | 116 | 4,324 | 4,945 | 4,942 |
| Weighted average interest rate | 5.88% | 5.50% | 3.80% | | 6.11% | 7.03% | | |
| Loans receivable | | | | | | | | |
| Fixed rate | 11,633 | 4,161 | 6,658 | 6,261 | 6,313 | 53,645 | 88,671 | 91,306 |
| Weighted average interest rate | 8.09% | 7.68% | 8.76% | 8.12% | 7.58% | 8.02% | | |
| Adjustable rate | 76,866 | 1,063 | 7,983 | 537 | 1,284 | 200 | 87,933 | 87,933 |
| Weighted average interest rate | 6.20% | 7.85% | 8.10% | 7.77% | 7.18% | 6.35% | | |
| Federal Home Loan Bank stock | 3,813 | -- | -- | -- | -- | -- | 3,813 | 3,813 |
| Weighted average interest rate | 7.00% | | | | | | | |

| Year ended December 31, 2001 (dollars in thousands) | Expected Maturity 2002 | 2003 | 2004 | 2005 | 2006 | Thereafter | Total | Fair Value |
|---|---|---|---|---|---|---|---|---|
| **Financial Liabilities** | | | | | | | | |
| Non-interest bearing deposits | $ 5,765 | $4,901 | $4,166 | $3,541 | $3,010 | $17,054 | $38,437 | $38,437 |
| Interest bearing checking accounts | 6,781 | 5,086 | 3,815 | 2,861 | 2,145 | 6,437 | 27,125 | 27,125 |
| Weighted average interest rate | .89% | .89% | .89% | .89% | .89% | .89% | | |
| Money Market accounts | 5,918 | 4,439 | 3,329 | 2,497 | 1,873 | 5,619 | 23,675 | 23,675 |
| Weighted average interest rate | 1.22% | 1.22% | 1.22% | 1.22% | 1.22% | 1.22% | | |
| Savings accounts | 10,786 | 8,628 | 6,902 | 5,522 | 4,418 | 17,672 | 53,928 | 53,928 |
| Weighted average interest rate | 1.17% | 1.17% | 1.17% | 1.17% | 1.17% | 1.17% | | |
| Certificates of deposit | | | | | | | | |
| Fixed rate | 55,745 | 10,584 | 1,325 | 230 | 304 | -- | 68,188 | 68,458 |
| Weighted average interest rate | 3.84% | 4.17% | 4.39% | 4.82% | 4.47% | | | |
| Variable rate | 3,291 | -- | -- | -- | -- | -- | 3,291 | 3,291 |
| Weighted average interest rate | 3.08% | | | | | | | |

As illustrated in the tables above, our balance sheet is currently sensitive to declining interest rates, meaning that more interest earning assets mature or re-price than interest bearing liabilities. Therefore, if our asset and liability mix were to remain unchanged, and there was an increase in market rates of interest, the Company would expect that its net income would be positively affected. In contrast, a decreasing interest rate environment would adversely affect such income. While the table presented above provides information about the Company's interest sensitivity, it does not predict the trends of future earnings. For this reason, financial modeling is used to forecast earnings under varying interest rate projections. While this process assists in managing interest rate risk, it does require significant assumptions for the projection of loan prepayments, loan origination volumes and liability funding sources that may prove to be inaccurate.

# Selected Financial Data

The following table sets forth certain selected consolidated financial data of the Company at and for the years ended December 31:

| ($ in thousands, except per share data) | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| **Operations Data** | | | | | |
| Net interest income | $ 11,572 | $ 11,675 | $ 11,430 | $ 11,100 | $ 10,692 |
| Provision for credit losses | 580 | 635 | 60 | 110 | 142 |
| Non-interest income | 1,529 | 1,217 | 1,255 | 1,281 | 1,149 |
| Non-interest expense | 7,193 | 7,530 | 7,011 | 6,687 | 6,188 |
| Provision for income taxes | 1,521 | 1,424 | 1,692 | 1,590 | 1,643 |
| Net income | 3,807 | 3,303 | 3,922 | 3,994 | 3,868 |
| Net income per share: | | | | | |
| Basic | 1.53 | 1.33 | 1.60 (1) | 1.64 (1) | 1.59 (1) |
| Diluted | 1.51 | 1.31 | 1.59 | 1.61 | 1.58 |

(1) Restated to reflect the 5 for 1 stock split effected in July 2000.

| | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| Dividends declared | 3,289 | 3,204 | 3,105 | 2,379 | 2,118 |
| Dividends paid ratio | 86% | 97% | 79% | 60% | 55% |
| **Performance Ratios** | | | | | |
| Net interest margin | 5.05% | 5.04% | 5.10% | 5.37% | 5.90% |
| Efficiency ratio | 54.90% | 58.41% | 55.27% | 54.01% | 52.26% |
| Return on average assets | 1.55% | 1.34% | 1.64% | 1.80% | 1.99% |
| Return on average equity | 15.57% | 14.95% | 17.26% | 18.57% | 19.70% |
| **Balance Sheet Data** | | | | | |
| Total assets | $ 243,617 | 253,313 | 242,189 | 236,364 | 208,551 |
| Loans, net | 174,495 | 175,142 | 150,734 | 145,416 | 141,780 |
| Total deposits | 214,644 | 213,511 | 206,139 | 210,650 | 178,726 |
| Short-term borrowings | -0- | 11,358 | 9,675 | 86 | 6,625 |
| Shareholders' equity | 23,514 | 22,743 | 21,438 | 21,485 | 19,657 |
| Book value per share | 9.44 | 9.09 | 8.63 (1) | 8.79 (1) | 8.07 (1) |
| Equity to assets ratio | 9.65% | 8.98% | 8.85% | 9.09% | 9.43% |

(1) Restated to reflect the 5 for 1 stock split effected in July 2000.

| | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| **Asset Quality Ratios** | | | | | |
| Non-performing loans to total loans | .71% | 1.93% | 0.21% | 0.01% | 0.29% |
| Allowance for loan losses to total loans | 1.19% | 1.14% | 1.26% | 1.27% | 1.35% |
| Allowance for loan losses to non-performing loans | 168.48% | 59.24% | 612.69% | 12,426.67% | 459.00% |
| Non-performing assets to total assets | .51% | 1.35% | 0.13% | 0.06% | 0.22% |

| | |
|---|---|
| Corporate Headquarters | 300 East Market Street<br>Aberdeen, Washington 98520<br>(360) 533-8870 |
| Independent Accountants | McGladrey & Pullen, LLP<br>Tacoma, Washington |
| Transfer Agent, Registrar and Dividend Disbursing Agent | Stockholder inquiries regarding transfer requirements, cash dividends, lost certificates, consolidating records, correcting a name or changing an address should be directed to the transfer agent:<br>Pacific Financial Corporation<br>Attn: Marie Ross<br>P.O. Box 1826<br>Aberdeen, Washington 98520<br>Telephone: (360) 533-8873 ext. 233 |

**Annual Meeting**

The annual meeting of stockholders will be held on April 17, 2002, at 7 p.m. at the Aberdeen branch of The Bank of the Pacific, 300 East Market Street, Aberdeen, Washington.

**Form 10-K**

This report is available to stockholders of record upon written request to :

John Van Dijk, Secretary/Treasurer
Pacific Financial Corporation
P.O. Box 1826
Aberdeen, Washington 98520

**Stock Information**

Pacific Financial Corporation is not publicly traded. Accordingly no broker makes a market in the company's stock. The prices reported reflect only the transactions known to company management as reported by individual investors to the company as its own transfer agent. At December 31, 2001 there were approximately 957 shareholders of record. The stock prices have been restated to reflect the 5-for-1 stock split effected in July 2000. Most recent stock prices can be viewed on our website www.thebankofpacific.com.

**Stock Information**

| | Stock Prices | |
|---|---|---|
| Quarter Ended | High | Low |
| March 31, 2000 | $29 | $26 |
| June 30, 2000 | 28 | 25 |
| September 30, 2000 | 26 | 24 |
| December 31, 2000 | 24 | 21 |
| March 31, 2001 | 25 | 23 |
| June 30, 2001 | 25 | 21 |
| September 30, 2001 | 24 | 21 |
| December 31, 2001 | 25 | 23 |

## BOARD OF DIRECTORS

Gary C. Forcum
Private Investor

Susan C. Freese
Co-Owner
Peninsula Pharmacy

Duane E. Hagstrom
Retired
Former President & C.E.O.
Bank of the Pacific

Robert A. Hall
Private Investor
Partner, N.W. Health Care Linen Co., LLC

Dennis A. Long
President & C.E.O.
Pacific Financial Corporation

Joseph A. Malik, Chairman
Retired
Former Executive Director of the
Commission on Colleges

Randy W. Rognlin
Co-Owner
Rognlin, Inc.

Walter L. Westling
President Schaben & Westling

Sidney R. Snyder, Vice Chairman
Owner, Sid's Food Market
Majority Leader, Washington State Senate

David L. Woodland
Retired
Former President
Earl C. Woodland, Inc.

Robert J. Worrell
Retired
Former C.E.O.
Pacific Financial Corporation

## OFFICERS

Dennis A. Long
President
Chief Executive Officer

John Van Dijk
Secretary & Treasurer

## SUBSIDIARY

The Bank of the Pacific
300 E. Market Street
Aberdeen, WA 98520
(360) 533-8870

This annual report is furnished to shareholders and customers of The Bank of the Pacific pursuant to the requirements of the Federal Deposit Insurance Corporation (FDIC) to provide an annual disclosure statement. This statement has not been reviewed or confirmed for accuracy or relevance by the FDIC.

Each depositor insured to $100,000
FDIC
FEDERAL DEPOSIT INSURANCE CORPORATION

Pacific Financial Corporation
300 East Market Street
Aberdeen, WA 98520
(360) 533-8870